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Exhibit

Exhibit            Description

99                    Announcement on 2019/06/12: Important Resolutions from UMC’s 2019 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2019 Annual General Meeting

1. Date of the shareholders’ meeting: 2019/06/12

2. Important resolutions (1) profit distribution/deficit compensation:

Approved the Company’s 2018 earnings distribution

The 2018 cash distribution to stockholders totaled NT$6,916 million

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,205,704,406 votes; 90.74% of the total represented at the time of voting

Votes against: 351,353 votes; 0.00% of the total represented at the time of voting

Votes invalid: 25,192 votes; 0.00% of the total represented at the time of voting

Votes abstained: 939,175,142 votes; 9.26% of the total represented at the time of voting

3. Important resolutions (2) amendments of thecoporat charter: None

4. Important resolutions (3) business report and financial statements:

Approved the Company’s 2018 business report and financial statements

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,123,805,195 votes; 89.93% of the total represented at the time of voting

Votes against: 1,523,510 votes; 0.02% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,019,927,388 votes; 10.05% of the total represented at the time of voting

5. Important resolutions (4) elections of board of directors and supervisors: None

6. Important resolutions (5) other proposals:

1) Approved to amend the Company’s “Acquisition or Disposal of Assets Procedure”

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,105,797,135 votes; 89.75% of the total represented at the time of voting

Votes against: 391,597 votes; 0.00% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,039,067,361 votes; 10.25% of the total represented at the time of voting

2) Approved to amend the Company’s “Financial Derivatives Transaction Procedure”

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,038,410,871 votes; 89.09% of the total represented at the time of voting

Votes against: 410,771 votes; 0.00% of the total represented at the time of voting

Votes invalid: 4,192 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,106,430,259 votes; 10.91% of the total represented at the time of voting

3) Approved to amend the Company’s “Loan Procedure”

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,038,364,037 votes; 89.09% of the total represented at the time of voting

Votes against: 461,976 votes; 0.00% of the total represented at the time of voting

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,106,430,080 votes; 10.91% of the total represented at the time of voting

4) Approved to amend the Company’s “Endorsements and Guarantees Procedure”

10,145,256,093 shares were represented at the time of voting

(including 7,741,993,466 shares voted via electronic transmission)

Votes for: 9,038,368,893 votes; 89.09% of the total represented at the time of voting

Votes against: 454,917 votes; 0.00% of the total represented at the time of voting

Votes invalid: 4,192 votes; 0.00% of the total represented at the time of voting

Votes abstained: 1,106,428,091 votes; 10.91% of the total represented at the time of voting

7. Any other matters that need to be specified: None.